UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                Commission File Number 000-52593

(Check one): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form 10-D |_| Form N-SAR |_| N-CSR

      For period ended: March 31, 2007

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR

      For the transition period ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable.

                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant: FirstFlight, Inc.

      Address of principal  executive  office  (Street and number) 236 Sing Sing
      Road

      City, state and zip code: Horseheads, NY 14845

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form C-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if notification.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Because the Company has only limited personnel available to it, the Company was not able to gather such information for filing in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 on a timely basis without unreasonable effort or expense. The Company's Form 10-QSB will be filed not later than May 21, 2007. No accountant's statement or other exhibit required by Rule 12b-25(c) is applicable.


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

                                     PART IV
                                OTHER INFORMATION

1.  Name  and  telephone   number  of  person  to  contact  in  regard  to  this
notification.

     Ronald J. Ricciardi              570                          457-3400
           (Name)                 (Area Code)                 (Telephone Number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                FirstFlight, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2007                      By: /s/ Ronald J. Ricciardi
                                            Ronald J. Ricciardi
                                            Vice Chairman of the Board


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